Mail Stop 4561
                                                         November 30, 2018


Bryan J. Wiener
Chief Executive Officer
comScore, Inc.
11950 Democracy Drive, Suite 600
Reston, Virginia 20190


       Re:    comScore, Inc.
              Form 10-K for the Fiscal Year Ended December 31. 2017 Filed March 23, 2018
              File No. 001-33520

Dear Mr. Wiener:

        Without agreeing or disagreeing with your response to our comments, we have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                                                         Sincerely,
                                                         Division of
Corporation Finance
                                                         Office of Information
Technologies
                                                         and Services